FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  November, 2012
Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Communication of Relevant Information

Promotora de Informaciones SA (PRISA) announces the following relevant information, related with the communication filed on March 18, 2010 (registered at the CNMV with number 122,457), under the provisions of article 82 of Act 24/1988, July 28th, of Securities Market ("Ley del Mercado de Valores').

The Madrid Appeal Court confirmed partially the judgment of First Instance Court N°. 36 of Madrid, sponsored by Audiovisual Sport SL (AVS) against Mediaproduccion S.L. (Mediapro).

The judgment states that Mediapro breached the contract signed on July 24, 2006, between AVS, Mediapro, Sogecable SA (today Prisa TV SAU) and Television of Cataluna and condemned Mediapro to pay 105 million euros to AVS.

The judgment states that the contract reminded in full force until the end of the soccer season 2008/2009 and its resolution at the end of this season.

At this process was discussed AVS's claim against Mediapro for damages caused during season 2006/2007 and part of season 2007/2008 (to February 2008). The claim for damages for the remainder of the season 2007/2008 (from February 2008) and the 2008/2009 takes place before the Commercial Court No. 7 in Barcelona, under Mediapro's voluntary insolvency procedure

Madrid, November 23rd, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

November 23, 2012	By:	/s/ Iñigo Dago Elorza
Name: Iñigo Dago Elorza
Title: Chief Legal Officer and Secretary of the Board of Directors